 COVER LETTER
Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
 Telephone:  (801)  733-0800
 Fax:  (801)  733-0808
 E-mail:  LneilsonLaw@aol.com

August 25, 2010

Securities and Exchange Commission
Attn:  Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:         Protect Pharmaceutical Corporation
Amendment No. 3 to
Registration Statement on Form 10-12G
SEC File No.  000-54001

Dear Mr. Riedler:

In response to your letter dated August 18, 2010, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, Protect Pharmaceutical Corporation (“Protect” or the “Company”).  Amendment No. 3 to the registration statement is being filed concurrently with this letter.

The Company has made certain changes in the Amendment in response to the Staff’s comments and updated financial statements through June 30, 2010.  For your convenience, we have reproduced below the comments contained in the Staff’s August 18-letter in italicized text immediately before our response.  Also, as soon as possible we will provide you with two printed courtesy copies of the Amendment marked to show changes.

March 31, 2010 Financial Statements

Note 5 – Equity Transactions

Comment 1.
Refer to your response to our prior comment number three. Please address the following with respect to part a:

●	Tell us how you have obtained the benefit to the drug technology and how you can control others access to it at the acquisition date given that the patents are pending.

●	It is unclear why you believe that the activities related to producing pharmaceutical products are not research and development. Please further support your assertion.

●
Tell us what the alternative future uses are and if you reasonably expect that the you will use the asset acquired in the alternative manner and anticipate economic benefit from that alternative use, and if the use of the asset acquired is not contingent on further development of the asset subsequent to the acquisition date (that is, the asset can be used in the alternative manner in condition in which it existed at the acquisition date).

Securities and Exchange Commission
August 25, 2010

Response to Comment 1:  Upon further research, the Company has made the determination that the patents acquired should be expensed as Research and Development costs in accordance with ASC 730.  This treatment is in light of the fact that the patents are pending and that the drug technology they protect is still under development.  Further costs will be required and the ultimate value of the patents and acquired technology is contingent upon this further development.  This change has been reflected in the Company’s updated financial statements for the six-month period ended June 30, 2010, which are included in the current filing and replace the March 31, 2010 financial statements included in Amendment No. 2.

Please continue your review of the Protect Pharmaceutical Corporation registration statement.  Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

Yours truly,

/S/ Leonard E. Neilson

Leonard E. Neilson
:ae
Attachments
cc: William D. Abajian, Chief Executive officer, Protect Pharmaceutical Corporation